EXHIBIT 99.1

December 17, 2021 | VANCOUVER, BC

Sandstorm Gold Royalties Announces cash-flowing Gold Stream, Increases Short-Term Production Guidance

Designated News Release

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to announce that the Company has entered into a US$60 million financing package (the “Transaction”) with Bear Creek Mining (“Bear Creek”) to facilitate Bear Creek’s acquisition of the producing Mercedes gold-silver mine in Mexico (“Mercedes” or the “Mine”) from Equinox Gold Corp (“Equinox”). The financing package includes a US$37.5 million gold stream (the “Stream”), together with a US$22.5 million convertible debenture. Bear Creek announced today that it has agreed to acquire 100% of Mercedes from Equinox. The Transaction is expected to close by March 31, 2021 and gold deliveries to Sandstorm will commence immediately thereafter.

Acquisition Highlights

•	Immediately Accretive to Cash Flow: Sandstorm expects gold deliveries of 5,400 ounces in 2022 and 7,200 ounces per annum in the first three years post-closing. Sandstorm expects the Mercedes Stream to be 13% accretive to 2022--24 average cash flow per share[1].
•	Gold Stream with Fixed Deliveries: Sandstorm will receive 25,200 ounces of gold over the initial 3.5 years and a 4.4% gold stream thereafter. This is expected to increase the Company’s attributable gold equivalent ounces[2] by 8% in 2022 and 11% in 2023/2024.
•	Increased Production Guidance: Sandstorm has increased its 2022 production guidance to be between 65,000 and 70,000 gold equivalent ounces.

•	Exploration Upside: Mercedes has a strong track record of reserve replacement, complemented by an expansive regional land package, which remains relatively untested. The Stream covers all 69,285 hectares of mineral concessions at Mercedes, plus a five kilometre area of interest.
•	Fully-Financed Transaction: The Transaction will be funded via a combination of cash reserves and Sandstorm’s $350 million ESG-linked revolving credit facility.

Stream Terms

In exchange for US$37.5 million, Sandstorm will receive 25,200 ounces of gold over 3.5 years (the “Fixed Deliveries”), followed by 4.4% of the gold production (the “Variable Stream”) from Mercedes for the remainder of the life-of-mine.

The Fixed Deliveries will begin on the earlier of the closing date or April 2022 and be delivered over a period of 3.5 years (the “Fixed Delivery Period”). During the Fixed Delivery Period, Sandstorm will pay Bear Creek 7.5% of the spot price of gold (the “Fixed Deliveries Ongoing Payment”) for each ounce of gold delivered by Bear Creek. Beginning 42 months after the commencement of the Fixed Delivery Period, the Variable Stream will begin, and Sandstorm will pay Bear Creek 25% of the spot price of gold (the “Variable Stream Ongoing Payment”) for each ounce of gold delivered by Bear Creek.

The payment of US$37.5 million will occur upon closing of the Transaction.

Convertible Debenture Terms

The US$22.5 million convertible debenture bears an interest rate of 6% per annum and has a term of 3 years (the “Debenture”). Sandstorm has the right to convert the principal amount of the Debenture into common shares of Bear Creek, at any time prior to the maturity date, at a 35% premium, or as approved by the TSX-V, to Bear Creek’s share price on closing of the Transaction.

About Mercedes Mine

The Mercedes gold-silver mine is located in the state of Sonora in northern Mexico, approximately 250 kilometres northeast of Hermosillo. The Mercedes district has been the focus of mining activities dating back to the 1880s. Commercial production commenced at the Mercedes in 2011 and the mine has produced over 800,000 ounces of gold.

Proven and Probable Reserves as at December 2020 totaled 2.6 million tonnes (“Mt”) grading 3.9 grams per tonne (“g/t”) gold and 29.2 g/t silver, containing 325,000 ounces of gold and 2.45 million ounces of silver (2.1 g/t gold cut-off, except Diluvio at 2.0 g/t gold cut-off).

Mercedes has a strong track record of reserve replacement, with year-end 2020 reserves declining just 8,000 ounces versus year-end 2015 despite cumulative production of 356,000 ounces of gold over this period. Reserve replacement has primarily resulted from resource conversion and brownfield exploration success at known veins, with the broader 693 km2 land package subject to limited regional exploration. Since 2017, average exploration expenses have been approximately US$1 million per annum, with Bear Creek budgeting $4 million for 2022.

Mercedes’ mill has a current capacity of 2,000 tonnes per day, with gold recoveries averaging approximately 95% over the past five years. Throughput in 2020 and 2021 has been negatively impacted by Covid-related shutdowns and safety measures, with annual mine throughput expected to be between 475,000-500,000 tonnes in 2021.

Sandstorm Files Early Warning Report

Pursuant to National Instrument 62-103 - The Early Warning System and Related Take Over Bid and Insider Reporting Issues, Sandstorm is announcing the purchase of an aggregate of 4,808,575 common shares (the “Entrée Purchased Shares”) of Entrée Resources Ltd. (“Entrée”). The acquisition of the Entrée Purchased Shares represents approximately 2.0% of the outstanding common shares of Entrée (the “Entrée Shares”), on a non-diluted basis.

Prior to the purchase of the Entrée Purchased Shares, Sandstorm held 44,605,240 Entrée Shares as well as warrants to purchase an additional 1,657,317 Entrée Shares (“Entrée Warrants”). The 44,605,240 Entrée Shares represented approximately 23.9% of the then outstanding Entrée Shares (on a non-diluted basis). Assuming the exercise of all 1,657,317 Entrée Warrants held by the Company, Sandstorm would have then held an aggregate of 46,262,557 Entrée Shares, representing approximately 24.6% of the then outstanding Entrée Shares (on a partially diluted basis). Upon completion of the purchase of the Entrée Purchased Shares, an aggregate 49,413,815 Entrée Shares and 1,657,317 Entrée warrants are now owned directly by Sandstorm. The 49,413,815 Entrée Shares represent approximately 25.9% of the outstanding Entrée Shares (on a non-diluted basis). Assuming the exercise of all of the 1,657,317 Entrée Warrants now held by the Company, the Company would then hold 51,071,132 Entrée Shares, representing approximately 26.5% of the outstanding Entrée Shares (on a partially diluted basis).

The Entrée Purchased Shares were acquired on the open market over the facilities of the Toronto Stock Exchange and other published markets for the Entrée Shares between May 13, 2021 and December 16, 2021 at prices ranging from C$0.80 to C$1.00 per Entrée Acquired Share. The purchase of the Entrée Purchased Shares by Sandstorm was effected for investment purposes. While Sandstorm may from time to time acquire additional securities of Entrée, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its current position, it is Sandstorm’s current intention, based on market conditions and other circumstances, to acquire additional securities of Entrée.

An Early Warning Report, as required under National Instrument 62-103, contains additional information with respect to the foregoing matters and will be filed by the Company on Entrée’s SEDAR profile at www.sedar.com. To obtain a copy of the report, contact Kim Bergen at 604 628 1164. Entrée’s head office is located at 1066 West Hastings Street, Suite 1650, Vancouver, BC V6E 3X1.

The acquisition of the Entrée Purchased Shares was made in reliance on the normal course purchase exemption from the formal take-over bid requirements in section 4.1 of National Instrument 62-104, Takeover Bids and Issuer Bids (“NI 62-104”). The Entrée Purchased Shares acquired, together with all of the other Entrée Shares acquired during the 12-month period preceding this purchase, did not exceed 5% of the number of Entrée Shares outstanding at the beginning of such 12-month period, and the consideration paid for any of the Entrée Shares did not exceed the market price at the date of the purchase as determined in accordance with NI 62-104.

QP Qualified Person	Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the scientific and technical information in this press release.

Note

1.	Price assumptions of US$1,800/oz gold, US$22/oz silver & US$3.75/lb copper
2.	Sandstorm has included attributable gold equivalent ounces as a performance measure in this press release which does not have any standardized meaning prescribed by IFRS. The Company's royalty and other commodity stream revenue, including adjustments for contractual income relating to those interests, is converted to an attributable gold equivalent ounce basis by dividing the royalty and other commodity revenue, including adjustments for contractual income relating to those interests, for that period by the average realized gold price per ounce from the Company's gold streams for the same respective period. These attributable gold equivalent ounces, when combined with the gold ounces sold from the Company's gold streams, equal total attributable gold equivalent ounces. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

CONTACT Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	KIM BERGEN
PRESIDENT & CEO	CAPITAL MARKETS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm Gold Royalties is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. The Company has acquired a portfolio of 230 royalties, of which 29 of the underlying mines are producing. Sandstorm Gold Royalties plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

The disclosure and information contained or referenced herein uses mineral reserve and mineral resource classification terms that comply with reporting standards in Canada, and mineral reserve and mineral resource estimates are made in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). These standards differ significantly from the mineral reserve disclosure requirements of the United States Securities Exchange Commission (the “SEC”) set forth in Industry Guide 7. Consequently, information regarding mineralization contained or referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies under Industry Guide 7 in accordance with the rules of the SEC. Further, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, commencing for registrants with their first fiscal year beginning on or after January 1, 2021, the SEC Modernization Rules replaced the historical property disclosure requirements included in SEC Industry Guide 7. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition, but there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under the Modernization Rules, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. For the above reasons, information contained or referenced herein regarding descriptions of our mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC under either Industry Guide 7 or SEC Modernization Rules.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to, the expectation that Bear Creek acquisition of Mercedes will close, the expectation that the Stream will close and will close in the expected timing, the estimation that the Stream will contribute 5,400 ounces in 2022 and 7,200 ounces per annum in the first three years post-closing, the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production, including changes to production guidance, Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2020 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 30, 2021 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.